SECURED CONVERTIBLE DEBENTURE

AMERICAN BONANZA GOLD CORP.

ARTICLE 1 - PROMISE TO PAY

1.1

AMERICAN BONANZA GOLD CORP., a corporation formed under the laws of the province of British Columbia (the "Corporation") for value received hereby promises SUPARNA GOLD CORP., a corporation formed under the laws of the province of British Columbia (the "Secured Party"), that it shall repay the Outstanding Principal Obligations and all interest and other amounts that may become due and owing to the Secured Party, on the terms set out herein.

ARTICLE 2 - DEFINITIONS AND INTERPRETATION

2.1	Definitions

As used in this Debenture, the following terms shall have the following respective meanings:

	(a)	"Account Debtor" shall have the meaning ascribed to it in Section 8.4;

	(b)	"Accounts" shall have the meaning ascribed to it in subsection 8.1(a)(i);

	(c)	"Act" means the Business Corporations Act (British Columbia), as may be amended from time to time;

(d)

"Affiliate" means an "affiliated company" as described in the Act and includes any present and future Affiliates of the Corporation, and "Affiliates" means all of the Affiliates of the Corporation, from time to time;

	(e)	"Arm's-Length" shall have the meaning given to that term in the ITA as at the date of this Agreement;

	(f)	"BEI" means Bonanza Explorations Inc., a wholly owned subsidiary of the Corporation;

	(g)	"BIA" means the Bankruptcy and Insolvency Act (Canada), as amended from time to time;

(h)

"Business Day" means a day other than a Saturday, Sunday or statutory holiday or any day on which banks are generally not open for business in the place where the registered office of the Corporation is located;

(i)

"Claims" means the 50 mineral claims held by BEI through leasehold title that comprise the Southwest Target of the Corporation's Copperstone property in La Paz County, Arizona and that adjoin the Corporation's current underground mine and mill operation;

	(j)	"Collateral" has the meaning attributed thereto in Section 8.1;

	(k)	"Closing Date" means the date on which the Loan is advanced and the Debenture is issued;

	(l)	"Common Shares" means the common shares in the capital of the Corporation;

	(m)	"Conversion Rate" means, for each $0.06 (or such value as otherwise adjusted hereunder) of principal outstanding under this Debenture, one (1) Unit, subject to adjustment as contemplated herein;

	(n)	"Date of Conversion" shall have the meaning ascribed therein in subsection 4.2(b);

(o)

"Debenture" means this secured convertible debenture, as supplemented or amended by any agreement supplemental or ancillary hereto; and the expressions "Section" and "subsection" followed by a number mean and refer to the specified Section or subsection of this Debenture, respectively;

	(p)	"Debt" of any Person means, without duplication:

(i)

all indebtedness of such Person for or in respect of borrowed money, credit or other financial accommodation, including liabilities and obligations with respect to letters of credit, letters of guarantee, bankers' acceptances or similar instruments issued or accepted by banks and other financial institutions for the account of such Person;

	(ii)	all indebtedness of such Person for or in respect of the purchase or acquisition price of property or services, whether or not recourse is limited to the repossession and sale of any such property;

	(iii)	all obligations under any lease entered into by such Person as lessee which would be classified as a capital lease in accordance with IFRS;

	(iv)	all obligations of such Person to purchase, redeem, retract or otherwise acquire any securities issued by such Person; and

(v)

all Debt (as hereinbefore defined) or any other debt which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which such Person has otherwise assured a creditor against loss;

provided, however, that indebtedness incurred by the Corporation on account of the supply of goods and services in the ordinary course of business shall be excluded from the calculation of Debt of the Corporation so long as such indebtedness is paid or otherwise satisfied within customary credit terms normally established from time to time by the Corporation with its suppliers;

(q)	"Default" means any event which with the giving of notice, the passage of time or both would constitute an Event of Default;

(r)

"Earn-In Agreement" means the agreement to be entered into among the Corporation, BEI and the Secured Party pursuant to which the Secured Party may earn up to 60% of BEI's right, title and interest in and to the Claims;

(s)	"Eligible Transferee" means:

	(i)	any Affiliate of the Secured Party; or

	(ii)	a limited partnership established by the Secured Party and of which the general partner is controlled or managed by the same parties which control the general partner of the Secured Party;

(t)

"Encumbrance" means any mortgage, charge, hypothec, pledge, security interest, encumbrance, lien or deposit arrangement or any other arrangement or condition that in substance secures the payment of any indebtedness or liability or the observance or performance of any obligation, regardless of form and whether consensual or arising from law, statutory or otherwise;

(u)	"Equipment" shall have the meaning ascribed to it in subsection 8.1(a)(ii);

(v)	"Event of Default" means any of the events specified in Section 9.1 hereof;

(w)

"Fair Market Value" means the fair market value of the Corporation as determined pursuant to a valuation report by an independent chartered business valuator mutually agreeable to the Secured Party and the Corporation;

(x)	"Governmental Authority" means:

	(i)	any domestic or foreign government, whether national, federal, provincial, state, territorial, municipal or local (whether administrative, legislative, executive or otherwise);

(ii)

any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government;

	(iii)	any court, commission, individual, arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; and

	(iv)	any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing;

(y)

"IFRS" means the International Financial Reporting Standards applicable to the business of the Corporation, as such principles are established and revised by the International Accounting Standards Board (or any successor organization) from time to time;

(z)

"Intellectual Property Rights" means all intellectual property rights in the United States of America, Canada, or abroad, including but not limited to, patents, patent applications, trademarks, trademark applications and registrations, pending trademarks, service marks, service mark applications and registrations, trade names, trade name applications and registrations, algorithms, compounds, designs, domain names, moral rights, copyrights, copyright applications and registrations, licenses, logos, corporate and partnership names and customer lists, proprietary processes, formulae, inventions, trade secrets, know-how, development tools and other proprietary rights used or owned by the Corporation or its Subsidiaries pertaining to any product or service manufactured, marketed, licensed, sublicensed, used or sold by the Corporation or its Subsidiaries in the conduct of its business;

(aa)	"Interest Rate" means twelve percent (12%) per annum;

(bb)	"Inventory" shall have the meaning ascribed to it in subsection 8.1(a)(iii);

(cc)	"ITA" means the Income Tax Act (Canada), as amended from time to time;

(dd)

"Joint Venture Agreement" the agreement to be entered into among the Corporation, BEI and the Secured Party once the Secured Party has earned its interest in the Claims, the form of which will be attached as a schedule to the Earn-In Agreement;

(ee)	"Knowledge" means actual knowledge;

(ff)	"Lease" means a lease of real or personal property under which the Corporation or any Affiliate is now or at any time hereafter a tenant or lessee, as amended, renewed or replaced from time to time;

(gg)	"Leased Premises" means, at any time, all real and immovable property then leased, or in respect of which a right or license to occupy is then held, by the Corporation or any Affiliate;

(hh)

"Licence" means any licence, permit, authorization, approval or other evidence of authority issued or granted to, conferred upon, or otherwise created for, the Corporation by any Governmental Authority relating to its business or required by the Corporation to carry on its business;

(ii)	"Loan" means the term loan in the principal amount of one million dollars ($1,000,000) to be extended by the Secured Party to the Corporation pursuant to this Debenture and Section 3.1 hereof;

(jj)

"Loan Documents" means this Debenture, the Security, and all other documents, instruments and agreements to be executed and delivered to the Secured Party by or on behalf of or in respect of the Corporation or its Subsidiaries hereunder or thereunder;

(kk)

"Material Adverse Change" means a change which in the reasonable opinion of the Secured Party constitutes a material adverse change in the business or financial condition of the Corporation, including, but not limited to: if there is a material adverse qualification to any of the financial statements of the Corporation by its auditors or accountants; if there is a material adverse misstatement of the financial statements; or if after the date hereof there is a material adverse restatement of prior years financial statements of the Corporation;

(ll)

"Material Contracts" means all contracts and agreements other than contracts entered into in the ordinary course of business which are material to the operation of the business of the Corporation or any Subsidiary;

(mm)	"Maturity Date" means the date that is two years from the Closing Date, or such earlier date as the Secured Party may permit the Loan to be repaid pursuant to the terms hereof;

(nn)	"Obligations" shall have the meaning as described in Section 8.6 hereof;

(oo)

"Official Body" means any government or political subdivision or any agency, authority, bureau, central bank, commission, department or instrumentality of either, or any court, tribunal, grand jury or arbitrator, whether foreign or domestic;

(pp)	"Outstanding Principal Obligations" means, at any time, the principal amount of the Loan advanced less any and all repayments of principal made to the Secured Party in accordance with this Debenture;

(qq)

"Patch Lease" means the mining lease dated June 12, 2005, between the Patch Living Trust and the Corporation, which mining lease was assigned to BEI on December 14, 2009, as such mining lease may be amended, restated or replaced from time to time;

(rr)	"Permitted Encumbrances" means collectively:

(i)

liens or privileges for taxes, assessments, rates, duties, levies and governmental fees or charges not yet due or, if due, the validity of which is being diligently contested in good faith and by appropriate proceedings;

(ii)

mechanics', workers', repairers' or other like possessory liens in respect of any personal property, arising in the ordinary course of business for amounts the payment of which is either not yet due or, if due, representing, in the aggregate, less than one Hundred Thousand Dollars ($100,000.00) or, if greater than such amount, the validity of which is being contested in good faith and by appropriate proceedings;

(iii)

liens or claims filed or arising out of judgments or awards representing, in the aggregate, less than Ten Thousand Dollars ($10,000.00) or, if greater than such amount, with respect to which at any time an appeal or proceeding for review is being prosecuted in good faith and by appropriate proceedings;

(iv)

undetermined or inchoate liens, privileges and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with applicable law or of which written notice has not been duly given in accordance with applicable law or which, although filed or registered, relate to obligations not due or delinquent;

(v) liens resulting from the deposits of cash or securities in connection with contracts, tenders or compensation, surety or appeal bonds or costs of litigation when required by law;

(vi)

liens given to a public utility or any municipality or governmental or other public authority when required to obtain the services of such utility or other authority in connection with the operations of the Corporation in the ordinary course of its business;

(vii)

easements, rights-of-way, servitudes or other similar rights in land (including, without limitation, party wall agreements and easements, rights-of-way and servitudes for railways, sewers, drains, steam, gas and oil pipe lines, gas and water mains, electric light and power and telephone or telegraph lines or cables for television and other forms of communication, conduits, cables, wires and other incidental equipment) granted to or reserved or taken by other persons;

(viii)

the rights reserved to or vested in municipalities or governmental or other public authorities or agencies by any statutory provision or by the terms of leases, licences, franchises, grants or permits which affect any land, to terminate leases, licences, franchises, grants or permits or to require annual or other periodic payments as a condition to the continuance thereof;

(ix)

restrictive covenants affecting the uses to which any land may be put, and which, if not in existence on the date hereof, then in the opinion of the Secured Party do not in the aggregate materially and adversely impair or interfere with the use of the property for the purposes for which it is held;

(x)

reservations in any original grants of any land or interests therein, statutory exceptions to title, and reservations of mineral rights (including coal, oil and natural gas) in any grants of any land or from any other predecessors in title;

(xi)

such liens, charges and encumbrances on equipment as may be granted by the Corporation to an equipment vendor or lessor in the normal course of the Corporation's business, in connection with the purchase or lease of such Equipment;

(xii)

Encumbrances, the continued existence of which have been consented to by the Secured Party, including the renewal, extension or refinancing of any such Encumbrance and of the Debt secured thereby upon the same property provided that such Debt and the security therefor are not increased thereby;

(xiii)

the royalty interest granted under the Patch Lease and the royalty payable pursuant to the terms of an agreement dated February 14, 2002 with Centennial Development Corporation in connection with the Corporation's D Zone joint venture; and

(xiv) Encumbrances granted as security for the Senior Lender Credit Facilities as provided for in Schedule "D";

(ss)	"Person" means an individual, partnership, corporation (including a business trust), joint stock Corporation, trust, unincorporated association, joint venture or other entity, or an Official Body;

(tt)	"PPSA" means the Personal Property Security Act (British Columbia) and all regulations thereto, as amended from time to time;

(uu)

"Public Record" means all information publicly available and filed by or on behalf of the Corporation with the securities commissions or similar regulatory authorities in Canada, including without limitation, any information filed with any securities commission or similar regulatory authority in Canada in compliance, or intended compliance, with any applicable securities legislation in Canada;

(vv)	"Real Property" means any interest in real property then owned, or in respect of which any interest, right or option is then held, by the Corporation or any Affiliate;

(ww)	"Receiver" shall means a receiver or receiver and manager appointed under Section 9.4;

(xx)

"Sale of the Corporation" means the acquisition by a third party (which for greater certainty does not include the Secured Party or any assignee of the Secured Party’s interest in the Earn-in Agreement and Joint Venture Agreement):

(i) of fifty percent (50%) or more, calculated by and according to the then Fair Market Value, of the assets of the Corporation; or

(ii)

of fifty percent (50%) or more (by votes) of the outstanding Common Shares of the Corporation (for clarity, the Corporation's proposed private placement of up to 224,166,000 units of the Corporation shall not be considered an acquisition by a third party for the purposes of this clause) ; or

(iii)

of fifty percent (50%) or more (by votes) of the voting shares of any of its material Subsidiaries (other than an interest in a company, if any, formed by the Corporation, BEI and the Secured Party to hold the right, title and interest to the Claims);

(yy)	"Securities" shall have the meaning ascribed to it in subsection 8.1(d);

(zz)

"Security" means, in addition to this Debenture, all such charges, security agreements, hypothecs and assignments which the Secured Party is granted by the Corporation or any of its Subsidiaries to charge the Collateral or the assets of the Subsidiaries in each of the jurisdictions in which the Corporation or any of its Subsidiaries carries on business, as security for the Obligations of the Corporation hereunder as enumerated in Schedule "A" hereto;

(aaa)

"Senior Lender Credit Facilities" means the indebtedness of the Corporation to the Senior Lenders as specified in Schedule "D" hereto, the aggregate principal amount of which shall not, in any event, exceed the principal amount of US$8,601,000 without prior written consent of the Secured Party;

(bbb)	"Senior Lenders" means those lenders listed as secured parties in Schedule "D" hereto and such other lenders as may be approved in writing by the Secured Party from time to time as "Senior Lenders";

(ccc)

"Subsidiary" means a subsidiary of the Corporation as "Subsidiary" is defined in the Act and includes any present and future Subsidiaries of the Corporation and "Subsidiaries" means all of the Subsidiaries of the Corporation, from time to time;

(ddd)

"Taxes" means any and all taxes, duties, premiums, assessments, levies and other similar charges imposed by any domestic or foreign governmental authority, agency or instrumentality, including without limitation, those levied on, or measured by, or referred to as income, gross receipt, profits, capital, transfer, land transfer, sales, goods and services, use, value added, excise, stamp, withholding, business, property, payroll, employment, health, worker's compensation, social services, education and social security taxes, all surtaxes, all custom duties and import and export taxes and all unemployment insurance, health insurance and Canada, Québec and other governmental pension plan premiums, together with all interest, penalties, fines or additions to tax imposed in respect thereof;

(eee)	"Term" means two years from the Closing Date;

(fff)	"Units" means units of the Corporation to be issued upon conversion of the Debentures, each such Unit consisting of one Common Share and one-half of one Warrant;

(ggg)

"Warrant" means the common share purchase warrants comprising the Units, where each whole Warrant shall entitle the holder thereof to acquire one Common Share at an exercise price of $0.10 for a period of 12 months from the date of issuance of the Warrant; and

(hhh)	"Work Order" shall have the meaning specified in subsection 6.1(m) hereof.

2.2	Computation of Time Period

     Except as otherwise expressly stated herein, in this Debenture, in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".

2.3	Accounting Terms

     All accounting terms not specifically defined herein shall be construed in accordance with IFRS.

2.4	Incorporation of Schedules

     The Schedules annexed hereto shall for all purposes hereof, form an integral part of this Debenture.

2.5	Singular, Plural

     As used herein, each gender shall include all genders, and the singular shall include the plural and the plural the singular as the context shall require.

2.6	Conflict

     In the event of a conflict between the provisions of this Debenture and the provisions of any of the other Loan Documents, the provisions of this Debenture shall prevail.

2.7	Currency

     Unless otherwise expressly stated, any reference herein to any sum of money herein shall be construed as a reference to lawful money of Canada.

2.8	Time

     Unless otherwise expressly stated, any reference herein to time shall be construed as a reference to local time in Vancouver, British Columbia.

2.9	PPSA Definitions

     Unless a different meaning is assigned in this Debenture, the following terms have the meanings assigned in the PPSA: Accessions, accounts, chattel paper, consumer goods, documents of title, equipment, goods, instruments, intangibles, inventory, money, proceeds and investment property.

2.10	Schedules

     The following are the Schedules annexed hereto and incorporated by reference to be part hereof:

Schedule "A"	-	List of Security Documents
Schedule "B"	-	Issued and Outstanding Shares
Schedule "C"	-	Real Property and Leased Property
Schedule "D"	-	Senior Lender Credit Facilities and Encumbrances
Schedule "E"	-	Notice of Conversion

ARTICLE 3 - THE LOAN

3.1	The Loan

     The Secured Party has agreed to extend to the Corporation a term loan in the aggregate principal amount of $1,000,000. The Loan will be advanced to the Corporation in full on the Closing Date. Net proceeds of the Loan, after deducting issue expenses, shall be used by the Corporation for working capital purposes.

3.2	Repayment of Loan

	(a)	Principal

Subject to the provisions of this Debenture, the Outstanding Principal Obligations under the Loan shall be repaid to the Secured Party in full on the Maturity Date. The Corporation shall not have any right to prepay any amounts under this Debenture.

	(b)	Interest

Subject to the provisions of this Debenture, the Corporation shall pay to the Secured Party interest on the Outstanding Principal Obligations, at the Interest Rate, calculated monthly and payable in cash, certified funds, or by wire transfer of immediately available funds on the first day of each month during the Term of the Loan; both before and after demand and before and after default, judgment and execution from the date hereof until payment in full of all amounts owing to the Secured Party hereunder have been paid, in accordance with terms of subsection 3.2(a) hereof. The Corporation shall also pay to the Secured Party interest on any overdue and unpaid interest at the Interest Rate calculated monthly and payable on demand, from the date the interest is due until paid in full to the Secured Party.

3.3	Payments by the Corporation

     Any payment by the Corporation on account of any amount due and payable by it hereunder, whether on account of principal, interest, fees, costs and expenses or otherwise, shall be made by the Corporation to the Secured Party and no such payment by the Corporation shall be effective until such time as it is received by the Secured Party. Whenever any payment hereunder shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of interest or fees, as the case may be, payable on such date. All payments to be made by the Corporation to the Secured Party shall be in immediately available funds and received by the Secured Party no later than 1:00 p.m. on the date of payment in order to obtain same day credit. Any such payment so received after such time on such date shall be deemed to have been paid on, and shall be credited on the next following Business Day. Any interest on any portion of the Loan which is not paid when due shall bear interest as if such unpaid interest was an unpaid principal amount under the Loan. All payments received by the Secured Party shall be applied by the Secured Party to pay, in reverse order of maturity, all interest on overdue interest, all interest payments due and owing, and the Outstanding Principal Obligations, in that order.

3.4	Mandatory Prepayment

     At the option of the Secured Party, any proceeds received by the Corporation from any Sale of the Corporation shall, unless the Secured Party otherwise agrees, be applied by the Corporation, subject to any prior rights or interests of the Senior Lenders, as applicable, to prepay any capitalized, accrued and unpaid interest, and the then Outstanding Principal Obligations, in that order.

3.5	Interest and Loan Charges Not to Exceed Maximum Allowed by Law

     Notwithstanding any other provision of this Debenture or any of the Loan Documents, in no event shall the aggregate "interest" (as that term is defined in Section 347 of the Criminal Code (Canada)) received by or payable to the Secured Party in connection with the transactions contemplated in the Debenture or any of the Loan Documents exceed the effective annual rate of interest on the "credit advanced" (as defined therein) lawfully permitted under that section. The effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles over the term that the principal amount of the loan is outstanding and in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Secured Party shall be conclusive for the purposes of such determination. The parties do not intend that the aggregate interest payable in connection with the transactions contemplated under the Debenture or any of the Loan Documents shall exceed such lawfully permitted rate or amount. Notwithstanding anything to the contrary herein contained, if the aggregate interest payable hereunder or thereunder exceeds such lawfully permitted rate or amount, the rate and the amount of interest on the principal hereof shall be deemed to have been adjusted with retroactive effect to the maximum rate and amount permitted by law, such adjustment to be effected, to the extent necessary (but only to the extent necessary), as follows: first, by reducing the amount or rate of interest, and, thereafter, by reducing any fees, commissions, expenses, premiums and other amounts required to be paid to the Secured Party which would constitute "interest" (as that term is defined in Section 347 of the Criminal Code (Canada)). If any payments are ultimately determined to be contrary to the provisions of Section 347 of the Criminal Code (Canada), such payment, collection or demand shall be deemed to have been made by mutual mistake of the Corporation and the Secured Party and the amount of such payment or collection shall be refunded to the Corporation.

ARTICLE 4- CONVERSION OF DEBENTURE

4.1	Optional Conversion and Conversion Rate

     Upon and subject to the terms and conditions set out in this Article 4, the Secured Party shall have the right at its option (exercisable at any time and from time to time) to convert all or any portion of the Outstanding Principal Obligations into Units, at the Conversion Rate, subject to adjustment as provided in Section 4.3.

4.2	Manner of Exercise of Right to Convert

(a)

If the Secured Party wishes to convert the Outstanding Principal Obligations into Units pursuant to subsection 4.1 the Secured Party shall surrender this Debenture to the Corporation at its principal office in the City of Vancouver, together with a written notice of conversion, substantially in the form attached hereto as Schedule "E", duly executed by the Secured Party. Upon delivery of such materials to the Corporation, the Secured Party shall be entitled to be entered on the books of the Corporation (as of the Date of Conversion) as the holder of the number of Common Shares and Warrants into which all or any portion of the Outstanding Principal Obligations is converted and, as soon as practicable thereafter, the Corporation shall deliver to the Secured Party, a certificate or certificates for such Common Shares and Warrants.

(b)

For the purposes of this Article 4, this Debenture shall be deemed to be surrendered for conversion by the Secured Party on the date (herein called a "Date of Conversion") on which it (and the notice contemplated by subsection 4.2(a) above) is actually received by the Corporation.

(c)

Upon surrender to the Corporation of this Debenture, where the Outstanding Principal Obligations of this Debenture is to be converted in part only, the Secured Party shall be entitled to receive, without expense to such Secured Party, a new Debenture for the unconverted portion of the Outstanding Principal Obligations of this Debenture so surrendered.

4.3	Adjustment of Conversion Rate

(a)

If, and whenever at any time and from time to time the Corporation shall: (i) subdivide, redivide or change its then outstanding Common Shares into a greater number of Common Shares; (ii) reduce, combine, consolidate or change its then outstanding Common Shares into a lesser number of Common Shares; or (iii) issue Common Shares (or securities exchangeable or convertible into Common Shares) to the holders of all or substantially all of its then outstanding Common Shares by way of stock dividend or other distribution (any of such events being herein called a "Share Reorganization"), the Conversion Rate shall be adjusted effective immediately after the effective date or record date for the Share Reorganization, by multiplying the number of Units issuable upon conversion of the Debenture by the quotient obtained when:

(i)

the number of Common Shares outstanding immediately after the completion of such Share Reorganization (but before giving effect to the issue of any Common Shares issued after such record date otherwise than as part of such Share Reorganization) including, in the case where securities exchangeable or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date, is divided by

		(ii)	the number of Common Shares outstanding on such effective date or record date before giving effect to the Share Reorganization.

The exercise price of any Warrants issued on conversion of this Debenture after a Share Reorganization shall be adjusted by dividing the warrant exercise price by the Conversion Rate calculated above.

(b)

If, and whenever there is a capital reorganization of the Corporation not provided for in subsection 4.3(a) or a consolidation, merger, arrangement or amalgamation (statutory or otherwise) of the Corporation with or into another body corporate (any such event being called a "Capital Reorganization"), and the rights of conversion provided hereunder have not been exercised in their entirety prior to the effective date or record date for such Capital Reorganization, then the Secured Party shall be entitled to receive and shall accept, upon any conversion of the Outstanding Principal Obligations after the effective date or record date for such Capital Reorganization, in lieu of the number of Units to which it was theretofore entitled upon conversion, the aggregate number of Units or other securities of the Corporation (or of the corporation or body corporate resulting, surviving or continuing from the Capital Reorganization) that the Secured Party would have been entitled to receive as a result of such Capital Reorganization if, on the effective date or record date thereof, it had been the registered holder of the number of Units to which it was theretofore entitled upon the conversion of the Outstanding Principal Obligations.

(c)

In case the Corporation shall take any other action affecting the Common Shares which would materially affect the rights of the Secured Party hereunder, the number of Units issuable upon conversion shall be adjusted, in consultation with the Secured Party.

	(d)	The adjustments provided for in this section 4.3 are cumulative and shall be made successively whenever an event referred to herein shall occur.

4.4	Exchange of Debenture

(a)

If, and whenever there is a merger, arrangement or amalgamation (statutory or otherwise) of the Corporation with or into another body corporate (any such event being called a "Reorganization"), and the rights of conversion provided hereunder have not been exercised in their entirety prior to the effective date or record date for such Reorganization, then the Secured Party shall exchange this Debenture for a post-Reorganization Debenture with substantially the same form and terms and the same Maturity Date as this Debenture.

(b)

If at any time prior to conversion of this Debenture, the Corporation shall sell all or substantially all of its property or assets the Secured Party may thereafter receive upon exercise of its conversion rights hereunder, in lieu of each Unit which it would have been entitled to receive, the same kind and amount of any securities or assets as may be issuable, distributable or payable upon any such sale with respect to each Unit.

4.5	No Requirement to Issue Fractional Shares

     The Corporation shall not be required to issue fractional Common Shares or Warrants upon the conversion of the Outstanding Principal Obligations into Units. If any fractional interest in a Common Share or Warrant would otherwise be deliverable upon the conversion of the Outstanding Principal Obligations, then the number of Common Shares or Warrants to be issued shall be rounded up or down to the next whole number.

4.6	Cancellation of Converted Debenture

     Upon conversion of the entire Outstanding Principal Obligations to this Article 4 or the payment in full of all Outstanding Principal Obligations, all accrued and unpaid interest, and all other amounts payable hereunder, this Debenture shall be cancelled and shall be of no further force or effect.

ARTICLE 5 - CONDITIONS PRECEDENT

5.1	Conditions Precedent to the Extension and Maintenance of the Loan

     The obligation of the Secured Party to advance and maintain the Loan is conditional upon the satisfaction of each of the following conditions precedent:

(a)	On or before the Closing Date, the Secured Party shall have received the following, in form and substance and dated as of a date satisfactory to it and its counsel:

(i) duly executed copies of each of the Loan Documents;

(ii) the Corporation shall have performed and complied in all material respects with all of the covenants, agreements, obligations and conditions required by this Debenture;

(iii)

all financing statements under the applicable personal property security legislation in each relevant province, state, territory or jurisdiction shall have been filed as are necessary to perfect in such jurisdictions the security interests created by the Security;

(iv)

the Secured Party shall have received a certificate as to the legal existence and good standing and status of the Corporation and its Subsidiaries, issued by the appropriate public official in the jurisdiction in which such entity is incorporated;

(v)

the Secured Party shall have received copies of consents, waivers and approvals, in forms satisfactory to the Secured Party, from other lenders, third parties and regulatory authorities, as applicable, in connection with the Loan Documents; and

(vi)

such other certificates and documentation relating to the Corporation or its respective properties and assets as the Secured Party or its legal counsel may reasonably require if necessary to more fully record or evidence the obligations herein.

(b)	the representations and warranties contained in Section 6.1 hereof shall be true and correct on and as of the date thereof; and

(c)	no Default or Event of Default shall have occurred and be continuing.

ARTICLE 6 - REPRESENTATIONS AND WARRANTIES

6.1	Representations and Warranties by the Corporation

     The Corporation represents and warrants to the Secured Party, and acknowledges that the Secured Party is relying thereon in entering into this Debenture and extending the Loan, that as of the date of this Debenture:

(a)	Organization and Qualification

The Corporation is a corporation duly organized and validly existing under the laws of the Province of British Columbia. Each Subsidiary of the Corporation is duly incorporated and organized and validly existing under the laws of its jurisdiction of incorporation. Each of the Corporation and the Subsidiaries are duly qualified to carry on its respective business under the laws applicable to it in each jurisdiction where it carries on business or where the nature of its respective businesses or properties owned or leased by it make such qualification necessary.

(b)	Share Capital

The issued and outstanding share capital of the Corporation and its Subsidiaries is detailed accurately in Schedule "B", and there exist no other rights, options or entitlements of any Person to acquire any shares, warrants, options or other rights in the capital stock of the Corporation or its Subsidiaries. As of the date hereof, the Corporation is not subject to any obligation (contingent or otherwise) to repurchase, redeem, retire or otherwise acquire any of its issued common shares or any warrants, options or other rights to acquire its securities, except as set forth in Schedule "B" hereto. As of the date hereof, all of the outstanding shares of the Corporation and the Subsidiaries are validly issued, fully paid and non-assessable. Except as set forth in Schedule "B" or in the articles of the Corporation, there are no statutory or contractual pre-emptive rights, rights of first refusal, anti-dilution rights or any similar rights held by shareholders or option holders of the Corporation or any Subsidiary. Since March 31, 2005, neither the Corporation nor any Subsidiary has violated any applicable securities laws in connection with the offer, sale or issuance of any of its securities. To the Knowledge of the Corporation, there are no agreements among shareholders of the Corporation with respect to any other aspects of the Corporation's affairs. There is no agreement, option, understanding or commitment, or any right or privilege capable of becoming an agreement, for the purchase from the Corporation or any Subsidiary of any of its shares or assets, except for the Earn-In Agreement and Joint Venture Agreement and as set forth in Schedule "B".

(c)	Corporate Power

Each of the Corporation and the Subsidiaries have full corporate right, power and authority to enter into and perform its respective obligations under each of the Loan Documents and has full corporate power and authority to own and operate the Collateral, and to carry on its business as now conducted and as presently proposed to be conducted.

(d)	Conflict with Other Instruments

The performance by the Corporation and the Subsidiaries of their respective obligations under the Loan Documents (including the Corporation's obligations hereunder) and compliance with the provisions thereof and hereof do not and shall not:

	(i)	conflict with or result in a breach of any of the terms, conditions or provisions of:

		(A)	its charter documents or by-laws;

		(B)	to the Knowledge of the Corporation, any law, rule or regulation having the force of law applicable to it or to any of the Collateral;

(C)

subject to the terms of the Senior Lender Credit Facilities, any contractual restriction binding on or affecting it or any of the Collateral, the breach of which could reasonably be expected to have a material adverse effect upon its business, assets or financial condition; or

		(D)	any writ, judgment, injunction, determination or award which is binding on it or any of the Collateral; or

	(ii)	result in, require or permit:

		(A)	the imposition of any Encumbrance in or with respect to any of the Collateral, other than in favour of the Secured Party under the Loan Documents; or

(B)	the acceleration of the maturity of any Debt of the Corporation under any contractual provision binding on or affecting the Corporation or the Collateral.

(e)	Authorization, Governmental Approvals

The execution and delivery of each of the Loan Documents by the Corporation and any Subsidiary and the performance by the Corporation and any Subsidiary of its obligations hereunder and thereunder has been duly authorized by all necessary corporate action and no consent, approval, order, authorization, licence, exemption or designation of or by any Official Body is required in connection with the execution, delivery and performance by the Corporation or any Subsidiary of any of the Loan Documents to which it is a party and no registration (other than registrations to be made by the Secured Party as may be necessary to perfect its security), qualification, designation, declaration or filing with any Official Body is or was necessary to enable or empower the Corporation to enter into and to perform its obligations under the Loan Documents except such as have been made or obtained and are in full force and effect, unamended, on the Closing Date.

(f)	Due Execution and Enforceability

All of the Loan Documents to which the Corporation or any Subsidiary is a party have each been duly executed and delivered by the Corporation or the Subsidiary, as the case may be, and each constitute legal, valid and binding obligations of the Corporation, or the Subsidiary, as the case may be, enforceable against it in accordance with their terms, subject to bankruptcy, insolvency, arrangement and other laws generally affecting the enforceability of creditors' rights and the availability, in the discretion of a court of competent jurisdiction, of equitable remedies.

(g)	No Default

Neither the Corporation nor any Subsidiary is in violation of its respective articles of incorporation or other applicable constating documents, as may be amended, or its by-laws, as applicable.

(h)	Location of Properties, Place of Business

The only jurisdiction in which the Corporation maintains any tangible personal property or from which it carries on business is in British Columbia. The only jurisdictions in which any Subsidiary carries on business or maintains any tangible personal property are in Arizona and Nevada.

(i)	Ownership of Collateral

The Corporation or its Subsidiary is the sole and beneficial owner of all of the Collateral (except any leased assets) and where appropriate, it is duly registered as owner thereof, with good and marketable title thereto, free and clear of all Encumbrances except for Permitted Encumbrances.

(j)	Insurance

The Collateral is insured against loss or damage in compliance with the requirements set out in subsection 7.1(d). The Corporation has not defaulted with respect to any of the provisions contained in any such insurance policies and the Corporation has given all notices required under each of the insurance policies in a due and timely fashion. Complete copies of all such policies shall be provided to the Secured Party forthwith upon request. Such insurance is adequate and sufficient according to industry standards and no other insurance is required by the Corporation or a Subsidiary, for the continuing conduct of their businesses, as presently conducted.

(k)	No Litigation or Actions

(i)

there are no actions, suits, grievances or proceedings threatened or taken before or by any Official Body or by any elected or appointed public official or private person, which challenges the validity or propriety of the transactions contemplated under any of the Loan Documents, or any of the documents, instruments and agreements executed or delivered in connection therewith or related thereto which could be reasonably anticipated to result in a Material Adverse Change; and

(ii)

the Corporation is not in default under any material applicable statute, rule, order, decree or regulation of any Official Body having jurisdiction over it or any of the Collateral, which default in any way materially adversely affects, or may in any way materially adversely affect, the assets, business, operations or condition (financial or otherwise) of the Corporation or any of its properties or assets;

(l)	Taxes

Each of the Corporation and any Subsidiary has duly and timely filed or caused to be duly and timely filed with the appropriate governmental authority, all tax returns which are required to be filed by it and all such tax returns are true, complete and correct. Each of the Corporation and any Subsidiary has paid all Taxes, interest and penalties, if any, which have become due pursuant to such returns or pursuant to any assessment received by it and adequate provision for payment has been made for Taxes not yet due. There are no liabilities for Taxes of any nature or kind not shown as charges, accruals or reserves in accordance with IFRS on the financial statements of the Corporation for the period covered thereby and any prior periods. The Corporation has appropriate reserves in accordance with IFRS for Taxes accrued for its current taxation year and all tax instalments due in respect of the current taxation year of the Corporation have been paid. There are no actions, suits, proceedings, investigations, appeals, audits or claims in respect of any Taxes in progress, now pending or threatened against the Corporation and there are no matters relating to Taxes under discussion between the Corporation and any governmental authority. The Corporation has duly and timely withheld from any and all amounts paid or credited by it to or for the benefit of any Person, including any non-resident Person, and any of its officers, directors, employees, debt holders and shareholders, the amount of Taxes and other deductions required by any law to be withheld from such amounts and has duly and timely remitted the same to the appropriate governmental authority. The Corporation has complied in all material respects with goods and services tax, provincial sales tax and other commodity tax legislation and has made and obtained full, complete and up to date records, invoices and other documents required for the purpose of such legislation. To the Knowledge of the Corporation, no liens for Taxes have been filed against the Corporation or the Collateral.

(m)	Work Orders

To the Knowledge of the Corporation, as of the Closing Date, there are no material outstanding work orders, deficiency notices, remedial or other similar compliance orders from any Official Body (each a "Work Order") relating to the operation of the business of the Corporation or any Subsidiary.

(n)	Intellectual Property

The Corporation (or the Subsidiary, as the case may be) has good and valid title to all of its Intellectual Property Rights, free and clear of any and all Encumbrances. Each of the Corporation and any Subsidiary has taken commercially reasonable steps to protect its Intellectual Property Rights. Each of the Corporation and any Subsidiary has, to the best of the Corporation's Knowledge, the exclusive right to use all of its Intellectual Property Rights and has not granted any licence or other rights to any other person in respect of the Intellectual Property Rights.

The Corporation is not knowingly infringing or alleged to be infringing on the rights of any third party with respect to any patent, trademark, trade name, copyright (or any application or registration respecting any thereof), licence, discovery, improvement, process, formula, know- how, data, plan, specification, drawing or the like and the Corporation does not know of any facts which may result in the assertion against it of a claim, threat, notice or compliant for such an infringement.

The Corporation owns, or has valid rights to use, the Intellectual Property Rights and is using its Intellectual Property in compliance with all applicable laws. To the best of the Corporation's Knowledge, all rights of the Corporation or any Subsidiary in relation to the Intellectual Property Rights are valid and enforceable.

(o)	Permits

The Corporation and any Subsidiary possesses all licences, permits, approvals and consents of, and has performed all registrations required by all Official Bodies as required to properly conduct its business and to own, lease and operate the Collateral.

(p)	Financial Statements

The financial statements of the Corporation, together with the report of its auditors or accountants thereon and any notes thereto and any audited or unaudited financial statements prepared by management and set forth in the Public Record:

	(i)	are in accordance with the books and accounts of the Corporation as at such dates;

	(ii)	present fairly in all material respects the financial position of the Corporation as at such dates;

	(iii)	have been prepared in accordance with IFRS; and

(iv)

present fairly in all material respects all of the assets and liabilities of the Corporation as at such dates, including, without limiting the generality of the foregoing, all contingent liabilities of the Corporation as at such dates and required to be disclosed in accordance with IFRS.

(q)	Liabilities

Except for liabilities incurred since March 31, 2013, as of the date of this Debenture, neither the Corporation nor any Subsidiary has or shall have any liabilities, contingent or otherwise, including, without limitation, any product liability claims or other obligations of the type required to be disclosed in accordance with IFRS which are not fully disclosed, reflected or provided for in the financial statements provided to the Secured Party or as otherwise disclosed herein.

(r)	Material Adverse Change

There has been no Material Adverse Change to the Corporation (or any Subsidiary) or their respective businesses or the Collateral since March 31, 2013.

(s)	Compliance With Laws

To the Knowledge of the Corporation, each of the Corporation and any Subsidiary has complied and are complying in all material respects with all federal, provincial, state and local laws, rules, regulations, notices, approvals, ordinances and orders applicable and material to its respective business, property, assets and operations.

(t)	Insolvency Proceedings

Neither the Corporation nor any Subsidiary has:

	(i)	made an assignment for the benefit of creditors;

	(ii)	made a proposal for the benefit of creditors or delivered a notice of intention to do so;

	(iii)	had any receiving order made against it under the provisions of the BIA (or any similar legislation);

	(iv)	had a petition for a receiving order served upon it;

	(v)	had any application made under the Companies Creditor's Arrangement Act (Canada) (or similar legislation) in respect of it; or

	(vi)	otherwise relied upon, sought to take advantage of or otherwise become subject to proceedings under, any bankruptcy or insolvency or other similar legislation in force.

(u)	Certain Transactions

Except for fees and expenses payable to and agreed to be deferred by certain directors and officers of the Corporation, loans made by the Senior Lenders, or as noted in the financial statements of the Corporation or as disclosed in the Public Record, the Corporation is not indebted, directly or indirectly, to any of its officers or directors or to their respective spouses or children,; except for ownership interests in the Secured Party, ownership interests in certain companies the Corporation shares office space with, to the Knowledge of the Corporation none of said officers or directors or any members of their immediate families, are indebted to the Corporation or have any material direct or indirect ownership interest in any firm or corporation with which the Corporation has a material business relationship.

(v)	Statements Not False or Misleading

No representation or warranty given as of the date hereof by the Corporation contained in this Debenture or any Schedule attached hereto or any statement in any document, certificate or other instrument furnished or to be furnished by the Corporation to the Secured Party pursuant hereto, taken as a whole, contains or shall (as of the time so furnished) contain any untrue statement of a material fact, or omits or shall (as of the time so furnished) omit to state any material fact which is necessary in order to make the statements contained therein not materially misleading.

(w)	Environment

The Corporation has duly complied with, and its business, operations, assets, equipment, property, leaseholds or other facilities are in all material respects in compliance with, the provisions of all applicable federal, provincial, state, local and other environmental, health, and safety laws, codes and ordinances, and all rules and regulations promulgated thereunder. The Corporation has been issued and shall maintain all required federal, provincial, state, local and other permits, licenses, certificates and approvals relating to (1) air emissions; (2) discharges to surface water or groundwater; (3) noise emissions; (4) solid or liquid waste disposal; (5) the use, generation, storage, transportation or disposal of toxic or hazardous substances or wastes (which shall include any and all such materials listed in any applicable federal, provincial state, local or other law, code or ordinance and all rules and regulations promulgated thereunder as hazardous or potentially hazardous); or (6) other environmental, health or safety matters. The Corporation has not received notice of, and to the Knowledge of the Corporation no facts exist which constitute, a material violation of any federal, state or local environmental, health or safety laws, codes or ordinances, and any rules or regulations promulgated thereunder with respect to its businesses, operations, assets, equipment, property, leaseholds, or other facilities. Except in accordance with a valid governmental permit, license, certificate or approval, there has been no emission, spill, release or discharge into or upon (1) the air; (2) soils, or any improvements located thereon; (3) surface water or groundwater; or (4) the sewer, septic system or waste treatment, storage or disposal system servicing the premises, of any toxic or hazardous substances or wastes at or from the premises; and accordingly the premises of the Corporation are free of all such toxic or hazardous substances or wastes. To the Knowledge of the Corporation, there has been no complaint, order, directive, claim, citation or notice by any governmental authority or any person or entity with respect to (1) air emissions; (2) spills, releases or discharges to soils or improvements located thereon, surface water, groundwater or the sewer, septic system or waste treatment, storage or disposal systems servicing the premises; (3) noise emissions; (4) solid or liquid waste disposal; (5) the use, generation, storage, transportation or disposal of toxic or hazardous substances or waste; or (6) other environmental, health or safety matters affecting the Corporation or its business, operations, assets, equipment, property, leaseholds or other facilities. The Corporation has no indebtedness, obligation or liability (absolute or contingent, matured or not matured), with respect to the storage, treatment, cleanup or disposal of any solid wastes, hazardous wastes or other toxic or hazardous substances (including without limitation any such indebtedness, obligation, or liability with respect to any current regulation, law or statute regarding such storage, treatment, cleanup or disposal).

(x)	Title to Assets

The Corporation has good, insurable and marketable title to, or valid leasehold interests in, all its assets, all free and clear of all liens, other than Permitted Encumbrances.

(y)	Real Property Leases

Neither the Corporation nor any Subsidiary is a party to any Lease or agreement in the nature of a lease in respect of any Real Property, whether as lessor or lessee, other than the Leases described in Schedule "C" relating to the Leased Premises. Schedule "C" sets out the parties to each of the Leases, the dates of execution and expiry dates of the Leases, any options to renew and the locations of the Leased Premises. The Corporation occupies the Leased Premises demised thereunder and, but for the Earn-In Agreement and Joint Venture Agreement, and office sharing arrangements with certain related companies, has the exclusive right to occupy such Leased Premises. Each of the Leases is in good standing and in full force and effect without amendment thereto, and the Corporation is not in default in the payment of rent or any other monetary obligations thereunder. The Corporation or any other party thereto is not in material breach or material default of any other covenants, conditions or obligations contained in the Leases and no state of facts exists which, after notice or lapse of time or both or otherwise, would result in any such breach or default. No notice has been received or issued by the Corporation in respect of any breach or default by any party to the Leases.

(z)	Material Contracts and Permits

True and complete copies of all Material Contracts of the Corporation or any Subsidiary have been filed on the Public Record. Each of the Material Contracts has been validly authorized, executed and delivered by the Corporation or the Subsidiary, as the case may be and, to the Corporation's Knowledge, by all other parties to them, and constitute legal, valid and binding obligations enforceable in accordance with their terms against the Corporation or the Subsidiary as the case may be and against all other parties to them. Each of the Material Contracts is in full force and effect without amendment, and there has been no material default under any of them by the Corporation or a Subsidiary or, to the Corporation's Knowledge, by any other party. The Corporation is in compliance in all material respects with all the terms and conditions relating to the Material Contracts.

(aa)	Corporate Records

The corporate records and minute books of each of the Corporation and any Subsidiary contain minutes of all meetings of the directors and shareholders of the Corporation or any Subsidiary, as the case may be, held since its incorporation (all of which are complete and accurate in all material respects), and original signed copies of all resolutions and by-laws duly passed or confirmed by the directors or shareholders of the Corporation and any Subsidiary other than at a meeting. All such meetings were duly called and held. The share certificate books, register of security holders, register of transfers and register of directors and any similar corporate records of each of the Corporation and any Subsidiary are complete and accurate in all material respects.

(bb)	Shareholders Agreements, Pooling Agreements, Voting Trusts

There are no shareholders' agreements, pooling agreements, voting trusts or other similar agreements with respect to the ownership or voting of any of the shares of any Subsidiary or pursuant to which any person may have any right or claim in connection with any existing or past equity interest in any Subsidiary.

(cc)	Partnerships, Joint Ventures

Except as disclosed in the Public Record, neither the Corporation nor any Subsidiary is a partner or participant in any partnership, joint venture, profit-sharing arrangement or other association of any kind with any other person and is a party to any agreement under which the Corporation or any Subsidiary agrees to carry on any part of the business or any other activity in such manner or by which the Corporation or any Subsidiary agrees to share any revenue or profit with any other person.

(dd)	Regulatory Approvals

Other than the approval of the Toronto Stock Exchange, no regulatory approval or filing with, notice to, or waiver from any Governmental Authority is required to be obtained or made by the Corporation: (a) in connection with the execution and delivery of, and performance by the Corporation of its obligations under this Debenture; (b) to avoid the loss of any Licence; or (c) to permit the Corporation to carry on the business as currently carried on by the Corporation. There are currently no outstanding regulatory approvals or matters related to the Corporation or its business that have not been resolved and disclosed to the Secured Party.

(ee)	Licenses

The Corporation and each Subsidiary possesses all Licences, permits, approvals or evidences of authority of any Governmental Authority required for the operation of the business and are held by the Corporation free and clear of any and all liens and encumbrances, except those contained in the Licenses, permits, approvals or evidences of authority. The Corporation and each Subsidiary is conducting its business in accordance with all terms and conditions of the Licences and in material compliance with applicable law. All the Licences are valid and are in full force and effect and neither the Corporation nor any Subsidiary is in violation of any term or provision or requirement of any Licence which in any way materially adversely affects, or may in any way materially adversely affect, the assets, business, operations or condition (financial or otherwise) of the Corporation or any of its properties or assets. No Person has threatened or commenced proceedings to revoke any Licence and no Person has threatened or commenced proceedings to amend or impose any condition in respect of any License which in any way materially adversely affects, or may in any way materially adversely affect, the assets, business, operations or condition (financial or otherwise) of the Corporation or any of its properties or assets.

(ff)	Public Record

The information and statements set forth in the Public Record as at the date hereof, as it relates to the Corporation, were true, correct, and complete and did not contain any misrepresentation as of the respective dates of such information or statements, except to the extent that such information and statements have been subsequently amended through filings in the Public Record, and no Material Adverse Change has occurred in relation to the Corporation which is not disclosed in the Public Record.

(gg)	Restrictions on Doing Business

Neither the Corporation nor any Subsidiary is a party to or bound by any agreement which would restrict or limit its right to carry on any business or activity or to solicit business from any person or in any geographical area (other than the area of interest set out in the Patch Lease) or otherwise to conduct the business as the Corporation or the Subsidiary may determine. Neither the Corporation nor any Subsidiary has executed and or is bound by any agreement which would impose any restriction or limitation on the right of the Corporation or the Subsidiary to carry on the business as the Corporation or the Subsidiary may determine or which would have any material adverse effect on the condition of the business. Neither the Corporation nor any Subsidiary is subject to any legislation or any judgment, order or requirement of any court or governmental authority which is not of general application to persons carrying on a business similar to the business.

6.2	Survival of Representations and Warranties

     The representations and warranties herein set forth or contained in any certificates or documents made as of the date hereof and delivered to the Secured Party shall survive the execution and delivery of this Debenture and the extension of the Loan until all obligations of the Corporation to the Secured Party herein have been fully satisfied.

ARTICLE 7 - COVENANTS

7.1	Affirmative Covenants

     Until the Loan has been repaid in full and all obligations of the Corporation to the Secured Party have been fully satisfied, the Corporation shall (and shall cause any Affiliate which may exist, from time to time, to):

(a)	Carry on Business

Carry on business and operations in accordance with good practices consistent with accepted industry standards and pursuant to all applicable agreements and regulations;

(b)	Payment of Obligations to the Secured Party

Duly and punctually pay to the Secured Party all amounts payable by it hereunder or under any of the Loan Documents as and when the same shall become due;

(c)	Payment of Taxes

Pay and discharge, before the same shall become delinquent, all Taxes, assessments and governmental charges or levies imposed upon it or upon the Collateral, income or profit and any and all governmental claims imposed upon it;

(d)	Insurance

Without limiting any of the requirements of any of the other Loan Documents, the Corporation shall and shall cause each Affiliate to maintain, in amounts customary for entities engaged in comparable business activities with a reputable insurer, (i) insurance on its properties and assets and for the operation of its business against such hazards and in at least such amounts as are customary in such Corporation's business; and (ii) liability insurance in at least such amounts as are customary in businesses similar to such Corporation's and shall provide copies of such policies to the Secured Party upon request. Such policies of insurance shall include coverage satisfactory to the Secured Party, acting reasonably, against loss or damage to its property and assets by fire and other hazards, environmental liability insurance and business interruption insurance. The Corporation shall make commercially reasonable efforts to obtain an endorsement in each such policy of insurance whereby the insurers agree to give the Secured Party not less than 30 days' notice of the cancellation of any policy of insurance resulting from a payment default and 60 days' notice of cancellation for any other reason and permit the Secured Party to cure any default which may exist under any such policy of insurance. The Corporation shall renew its insurance policies prior to their expiry and shall promptly furnish the Secured Party with proof of the renewal on written request. If the Corporation fails to purchase or maintain its insurance, the Secured Party may, but shall not be required to, purchase insurance for the Corporation and the Corporation agrees to pay the cost of such insurance to the Secured Party on demand. Any money received by or for the benefit of the Secured Party under such policies may be applied to payment of any indebtedness of the Corporation and each Affiliate pursuant to the Loan Documents, if such indebtedness is then due or payable, or, at the Secured Party's option, may be delivered by the Secured Party to the Corporation or each Affiliate for the purpose of repairing or restoring the property in respect of which such proceeds were received;

(e)	Preservation of Corporate Existence

Preserve and maintain its corporate existence and rights;

(f)	Compliance with Laws

Except for operations to be conducted by or on behalf of the Secured Party pursuant to the Earn-In Agreement and which shall be excluded from this covenant, comply, and cause its operations and the operations of its Subsidiaries to comply, in all material respects, with all applicable laws, regulations and orders, including, without limitation, public and employee health and safety provisions, and duly observe all valid requirements of any Official Body, including all laws, regulations, orders and requirements the breach of which could reasonably be expected to result in a Material Adverse Change;

(g)	Disclosure and Access

Provide the Secured Party with full, complete and timely disclosure of all material matters pertaining to its business and financial condition and the business and financial condition of its Subsidiaries and the Collateral and all assets owned by the Subsidiaries and at any reasonable time or times, permit the Secured Party and its representatives access to the premises of the Corporation or any of its Subsidiaries to inspect or to appraise the Collateral (including the books and records of the Corporation or its Subsidiaries and to make extracts therefrom) of the Corporation and to discuss the affairs, finances and accounts of the Corporation or any of its Subsidiaries with the officer appointed as (or performing the functions of) the chief financial officer thereof or any person performing a similar function, and permit such representatives to discuss the affairs, finances and accounts of the Corporation with the Secured Party and such representatives;

(h)	Keeping of Books

Keep or cause to be kept proper books of record and account in which full and correct entries shall be made of all financial transactions, assets and business of the Corporation and its Subsidiaries in accordance with IFRS;

(i)	Maintenance of Collateral

Maintain and preserve all of the Collateral in all material respects in good repair, working order and condition (reasonable wear and tear excepted) and, from time to time, make all needed and proper repairs, renewals, replacements, additions and improvements thereto, so that the business carried on by the Corporation may be properly and advantageously conducted at all times in accordance with prudent business management;

(j)	Notice of Default

Advise the Secured Party forthwith upon becoming aware of the occurrence of a Default or an Event of Default hereunder and deliver to the Secured Party upon demand a certificate signed by a senior officer of the Corporation certifying the particulars of any Default or Event of Default which shall have occurred and the steps being taken to remedy the same, in form and substance satisfactory to the Secured Party, acting reasonably;

(k)	Subsidiaries

Directly maintain ownership of all issued and outstanding shares of all of its Subsidiaries or any shares of Affiliates currently owned by it, at all times during the Term of this Debenture;

(l)	Costs

Within ten (10) Business Days after demand by the Secured Party, reimburse the Secured Party for any reasonable amounts paid or costs incurred by the Secured Party as a result of the exercise by the Secured Party of any of its rights under this Debenture or any Loan Document to cure any failure by the Corporation to perform or observe any of its covenants hereunder or thereunder (of which the Corporation has been notified by Secured Party and given a reasonable opportunity to cure, if required pursuant to the provisions hereof), together with interest thereon until paid in full at the Interest Rate;

(m)	Environment

Except where caused by acts made by or on behalf of the Secured Party pursuant to the Earn-In Agreement, be and remain, in all material respects in compliance with the provisions of all federal, provincial, state, local and other environmental, health, and safety laws, codes and ordinances, and all rules and regulations issued thereunder; notify the Secured Party immediately of any notice of a hazardous discharge or environmental complaint received from any governmental agency or any other party; notify the Secured Party immediately of any hazardous discharge from or affecting any Real Property or Leased Premises; immediately contain and remove the same, in compliance with all applicable laws; promptly pay any fine or penalty assessed in connection therewith; permit the Secured Party to inspect the premises, to conduct tests thereon, and to inspect all books, correspondence, and records pertaining thereto; and at the Secured Party's request, and at the Corporation's expense, provide a report of a qualified environmental engineer, satisfactory in scope, form, and content to the Secured Party, and such other and further assurances reasonably satisfactory to the Secured Party that the condition has been corrected;

(n)	Further Assurances

At its cost and expense, upon request of the Secured Party, duly execute and deliver, or cause to be duly executed and delivered, to the Secured Party all such further agreements, instruments, documents and other assurances and do and cause to be done all such further acts and things as may be necessary or proper in the Secured Party's reasonable opinion to carry out more effectually the provisions and purposes of this Debenture or the other Loan Documents to its reasonable satisfaction; and

(o)	Use of Proceeds

Use the proceeds made available to it under the Loan only for the purposes specified in Section 3.1 hereof.

7.2	Negative Covenants

     So long as the Corporation is indebted or liable to the Secured Party in respect of the Obligations secured by this Debenture, the Corporation shall not, nor shall it permit any of the Subsidiaries to, as the case may be, without the prior written consent of the Secured Party, such consent not to be unreasonably withheld:

(a)	Encumbrances and Debt

Create or suffer to exist any Encumbrance to secure or provide for the payment of any Debt or any other obligation other than any Permitted Encumbrance or create any additional Debt (other than a Permitted Encumbrance) except as exists at the date of this Debenture and except trade payables in the ordinary course of business;

(b)	Change in Nature of Business

Make or permit any material change to be made in the nature of its business as carried on by it at the date hereof or make or permit a change of its name;

(c)	Disposal of Assets

Other than in connection with the Earn-In Agreement and Joint Venture Agreement or arrangements made with the Secured Lenders, sell, exchange, lease, release or otherwise dispose of, any Collateral other than Inventory to any Person or modify the terms of any of the Leases, other than any bona fide sales, exchanges, leases, licenses, releases, abandonments or other dispositions or modifications by the Corporation or any Affiliate, in the ordinary course of business and for the purpose of carrying on the same which sale or disposal shall not, in any event, exceed $1,000,000 annually, in the aggregate;

(d)	Guarantees

Guarantee, endorse or otherwise become surety for or upon the obligations of any Person except as required to grant security to the Senior Lenders or to the Secured Party under the terms of this Debenture;

(e)	Licenses and Agreements

Grant any leases, licenses or other agreements to any other party other than in the ordinary course of business;

(f)	Dividends, Share Capital

Declare or pay any dividends on or make any other payment or distribution in respect of any shares of its capital or make any change in its issued or authorized capital whether by way of redemption or otherwise that would impair the ability to repay the indebtedness under the Debenture;

(g)	Loans

Lend money to or invest money in any Person, whether by way of loan, acquisition of shares, acquisition of debt obligations or in any other way whatsoever except monies loaned by the Corporation to the Affiliates in the ordinary course of business and provided such loans are clearly documented;

(h)	Removal of Assets

Remove the Collateral from its current locations unless such removal is in the ordinary course of business and for the purposes of carrying on such business or is otherwise permitted herein;

(i)	Intellectual Property

Sell, assign, transfer, dispose of or encumber in any manner whatsoever (other than licenses in the ordinary course of business), the rights, patents, trade secrets, licenses or any other Intellectual Property Rights or industrial property rights owned by the Corporation or any of its Affiliates.

ARTICLE 8- MORTGAGES, CHARGES AND SECURITY INTERESTS

8.1	Security Interest

     As security for the payment and performance of the Obligations of the Corporation, the Corporation:

(a)

mortgages, charges, assigns and transfers to the Secured Party, and grants to the Secured Party a continuing security interest in, and the Secured Party takes the security interest in, all of the Corporation's present and after acquired personal property and all proceeds thereof (except the property of the Corporation described in Section 8.2) of every nature and kind and wherever situate, including, without limitation:

(i)

all debts, accounts, claims, monies and choses in action which now are, or which may at any time hereafter be due or owing to the Corporation or in which the Corporation acquires rights, and all books, records, documents, papers and electronically recorded data recording, evidencing, securing or otherwise relating to such debts, accounts, claims, monies and choses in action or any part or parts thereof (collectively, the "Accounts");

(ii)

all present and future equipment now or hereafter owned by the Corporation or in which the Corporation acquires rights, including all machinery, electronic equipment, fixtures, plants, tools, furniture, vehicles of any kind or description, all spare parts, accessions or accessories located at or installed in or affixed or attached to any of the foregoing, and all drawings, specifications, plans and manuals relating thereto and any other goods that are not Inventory (collectively, the "Equipment");

(iii)

all present and future inventory of whatever kind now or hereafter owned by the Corporation or in which the Corporation acquires rights, including all raw materials, materials used or consumed in the business or profession of the Corporation, goods, work in progress, finished goods, returned goods, repossessed goods, goods used for packing, all packaging materials, supplies and containers, materials used in the business of the Corporation, whether or not intended for sale and goods acquired or held for sale, lease or resale or furnished or to be furnished under contracts of rental or service (collectively, the "Inventory");

	(iv)	all chattel paper, documents of title, instruments, securities and money now or hereafter owned by the Corporation or in which the Corporation acquires rights;

(v)

all intangible property of the Corporation (save and except for Accounts) now or hereafter owned by the Corporation, including, without limitation, all contractual rights, licenses, goodwill, patents, trademarks, tradenames, copyrights, other industrial designs and other industrial or intellectual property and undertaking of the Corporation and all other Intellectual Property or choses in action of the Corporation of every kind which now are, or which may at any time hereafter be, due or owing to or owned by the Corporation or in which the Corporation acquires rights and all other intangible property of the Corporation which is not Accounts, goods, chattel paper, documents of title, instruments, money or securities; and

	(vi)	all the property of the Corporation.

(b)	charges to and in favour of the Secured Party, and grants to the Secured Party a security interest in and to:

(i)

all of the Corporation's right, title and interest in and to all its presently owned or held and after acquired or held real, immovable and leasehold property, and all interests therein, and all easements, rights-of-way, privileges, benefits, licenses, improvements and rights whether connected therewith or appurtenant thereto or separately owned or held, including all structures, plant and other fixtures;

(ii)

all property, assets and undertakings of the Corporation, both present and future, of whatsoever nature or kind and wheresoever situate, and all proceeds thereof, other than such of the property, assets and undertakings of the Corporation as are otherwise validly and effectively subject to the charges and security interests in favour of the Secured Party created pursuant to Subsections 8.1(a) or 8.1(c) hereof or are excluded pursuant to Section 8.2 hereof; and

(c)

mortgages and charges as and by way of a fixed and specific charge to and in favour of the Secured Party, and assigns and transfers to the Secured Party and grants to the Secured Party, by way of mortgage, charge, assignment and transfer, a security interest in all of the right, title and interest, both present and future of the Corporation, in and to all of its presently owned or held and after acquired or held property which:

	(i)	is or hereafter becomes a fixture; or

	(ii)	constitutes a license, quota, permit or other similar right or benefit or crops; and

(d)

pledges and hypothecates to the Secured Party and grants to the Secured Party a security interest in: all of the shares owned by the Corporation in the capital of each of the Subsidiaries as at the date of this Debenture; all shares in the capital of the Subsidiaries hereafter issued to the Corporation for any reason; all dividends or distributions declared or made at anytime in respect of any of the shares owned by the Corporation in the capital of the Subsidiaries; all options, warrants or rights issued to or acquired at anytime by the Corporation and all proceeds from the above described property; (collectively the "Securities"), as general and continuing collateral security for the payment, satisfaction or performance of the Obligations. In accordance with the pledge and assignment of the Securities hereunder, the Corporation shall deliver or cause to be delivered contemporaneously with the execution and delivery of this Debenture or as may otherwise be requested by the Secured Party, certificates representing the Securities, attached to powers of attorney and forms of transfer, duly executed in blank. The Corporation hereby appoints the Secured Party as an irrevocable attorney of the Corporation with full power of substitution from time to time to endorse and/or transfer any of the Securities and to exercise all rights and powers of the Corporation in respect of the Securities and the Secured Party and its nominees are hereby empowered to exercise all rights and powers and to perform all acts of ownership in respect of the Securities to the same extent as the Corporation might do; provided, however, that such appointment shall only be effective upon the occurrence of an event of default under the Debenture or the Security or any default by the Corporation under this Debenture or in respect of the Obligations so long as such event of default or default is subsisting. This appointment is coupled with an interest and shall not be revoked by the insolvency, bankruptcy, reorganization, arrangement, composition, dissolution, liquidation, winding-up or similar proceeding involving or affecting the Corporation or for any other reason.

Until the occurrence of any default by the Corporation under this Debenture, the Debenture or the Security, the Corporation shall be entitled to exercise the voting rights under the Securities and, for that purpose, the Secured Party shall execute and deliver to the Corporation all necessary proxies. Upon the occurrence of any of such default, whether or not the Securities have been registered in the name of the Secured Party or its nominee, the Secured Party or its nominee shall have the right to exercise all voting rights with respect to the Securities and shall have all other corporate rights and all conversion, exchange, subscription or other rights, privileges, or options pertaining thereto as if it were the absolute owner thereof including, without limitation, the right to exchange any or all of the Securities upon the merger, consolidation, reorganization, recapitalization or other readjustment of the Subsidiaries, or upon the exercise by the defaulting borrower of any right, privilege or option pertaining to any of the Securities, and, in connection therewith, to deliver any of the Securities to any depository, transfer agent, registrar or other designated agency upon such terms and conditions as it may determine, all without liability except to account for property actually received by it; but neither the Secured Party nor its nominee shall have any duty to exercise any of the aforesaid rights, privileges or options and shall not be responsible for any failure to do so or delay in so doing. Upon default of the Corporation hereunder, any cash dividends or distributions in respect of the Securities that are made payable and received by the Corporation at any time shall be received in trust for the Secured Party and paid forthwith to the Secured Party to be applied in payment or satisfaction of the Obligations in such order as the Secured Party may deem fit, subject to the prior rights and interests of the Senior Lenders therein, and any excess so received after the payment and satisfaction in full of the obligations to be paid over to the Corporation.

     The property of the Corporation described in paragraphs (a), (b), (c) and (d) above is collectively referred to in this Debenture as "Collateral".

8.2	Exclusions

     The security interests granted herein do not apply or extend to:

(a)

the last day of any term created by any lease, oral or written, or agreement therefor now held or later acquired by the Corporation but the Corporation shall stand possessed of the reversion thereby remaining in the Corporation of any leasehold premises in trust for the Secured Party to assign and dispose of as the Secured Party or any purchaser of such leasehold premises directs;

(b)

if any lease or other agreement contains a provision which provides in effect that such lease or agreement may not be assigned, subleased, charged or encumbered without the leave, license, consent or approval of the lessor, the application of the security interest created hereby to any such lease or agreement is conditional upon such leave, license, consent or approval having been obtained and the security interest created hereby shall attach to such lease or agreement as soon as such leave, license, consent or approval is obtained;

(c)	any consumer goods of the Corporation; or

(d)	the Patch Lease.

8.3	Attachment

     The Corporation acknowledges conclusively that the Corporation and the Secured Party intend the charges and security interests on the Collateral to attach immediately upon the execution of this Debenture, and in the case of Collateral in which the Corporation subsequently acquires rights contemporaneously with the Corporation acquiring rights therein. The Corporation acknowledges conclusively that value has been given.

8.4	Notification

     After an Event of Default has occurred, the Secured Party may notify any debtor of the Corporation on an intangible, chattel paper or Account, or any obligor on an instrument (an "Account Debtor") to make all payments on Collateral to the Secured Party and the Corporation acknowledges that the proceeds of all sales, or any payments on or other proceeds of the Collateral, including but not limited to payments on, or other proceeds of, the Collateral received by the Corporation from any Account Debtor, whether before or after notification to such Account Debtor and whether before or after default under this Debenture shall, subject to the rights of holders of prior ranking interests in such proceeds, be received and held by the Corporation in trust for the Secured Party and shall be turned over to the Secured Party upon request and the Corporation shall not commingle any proceeds of or payments on the Collateral, with any of the Corporation's funds or property, but shall hold them separate and apart.

8.5	Purchase Money Security Interests

     The security interests created hereby shall constitute purchase money security interests to the extent that any of the Obligations are monies advanced by the Secured Party to the Corporation for the purpose of enabling the Corporation to purchase or acquire rights in any of the Collateral and were so used by the Corporation and a certificate of an officer of the Secured Party as to the extent that the Obligations are monies so advanced and used shall be prima facie proof of the purchase money security interests constituted hereby.

8.6	Obligations

     The charges and security interests created by this Debenture secure the due and punctual payment of all indebtedness, liabilities and obligations, present or future, direct or indirect, absolute or contingent, extended or renewed, matured or not, of the Corporation to the Secured Party, under or in any way connected with, arising out of or contemplated by this Debenture, and all reasonable associated out of pocket costs of realization, legal or other costs, charges and expenses from time to time owing by the Corporation to the Secured Party (the "Obligations").

8.7	Security Additional

     The Corporation agrees that the mortgages, charges and security interests created by this Debenture are in addition to and not in substitution for any other security now or hereafter held by the Secured Party.

8.8	Use of Collateral by Corporation

     Save as provided in Subsection 7.2(c), until an Event of Default occurs, the Corporation shall be entitled to possess, operate, collect, use and enjoy the Collateral in any manner not inconsistent with the terms hereof.

8.9	Statutory Waivers

     To the fullest extent permitted by law, the Corporation waives all of the rights, benefits and protections given by the provision of any existing or future statute which imposes limitations upon the powers, rights or remedies of a secured party or upon the methods of realization of security, including any seize or sue or anti-deficiency statute or any similar provisions of any other statute.

8.10	Copy of Agreement and Financing Statement

     The Corporation acknowledges receiving a copy of this Debenture and waives all rights to receive from the Secured Party a copy of any financing statement, financing change statement or verification statement filed, issued, or obtained at any time in respect of this Debenture.

8.11	PPSA Shall Govern

     Notwithstanding anything herein to the contrary, to the extent that the provisions of the PPSA impose obligations upon or restrict the rights or remedies of the Secured Party herein provided, which (i) have not been waived or varied by the Corporation herein whether expressly or by implication, or (ii) have been waived or varied herein, but are, by the provisions of the PPSA, incapable of waiver or variance by the Corporation, the provisions of the PPSA shall govern and the affected provisions hereof shall be deemed to be amended to the extent necessary to give effect to the said provisions of the PPSA without in any way affecting any other provision or provisions herein.

8.12	Security to be Granted by Subsidiaries and Affiliates

     The Corporation shall cause any or all of its Subsidiaries and Affiliates, unless it becomes a wholly-owned Subsidiary of the Corporation), whether existing at the date of this Debenture or acquired or created in the future, to grant to the Secured Party, a guarantee of all of the Corporation's obligations under this Debenture and a general security agreement over all of that Subsidiary's or Affiliate's present and after acquired personal property, subordinate only to the Senior Lenders (or as otherwise agreed by the Secured Party). To the extent the Secured Party does not require any of this documentation in respect of a Subsidiary, its reserves its right to require security at any time.

ARTICLE 9 - DEFAULT

9.1	Events of Default

     The Corporation shall be in default under this Debenture if any one or more of the following events (each an "Event of Default") occurs and upon such occurrence, the Secured Party shall have the option to declare that all of the Outstanding Principal Obligations and all accrued and unpaid interest and fees hereunder shall, to the extent permitted by applicable law, become and be immediately due and payable without any declaration or other act on the part of the Secured Party:

(a)	if the Corporation makes default in payment of principal, or interest when due under this Debenture and such default remains unremedied for a period of five (5) days;

(b)

if the Corporation makes default in the payment when due of any amount payable by it to any of the Senior Lenders, or to any other creditor, other than any trade creditor, and such default is not waived or cured within a period of ten (10) days, to the satisfaction of the Senior Lender(s) or creditor;

(c)

if the Corporation defaults or an event of default occurs with respect to any of the material covenants, warranties and/or conditions contained in the Senior Lender Credit Facilities, including the financial covenants of the Senior Lenders (and not including payment defaults which are governed by subsection 9.1(b) above), and such default is not waived or cured within a period of fifteen (15) days, to the satisfaction of the Senior Lender(s) ;

(d)

failure by the Corporation to observe or comply with any covenant, condition or term hereof (with the exception of non-payment defaults which shall be governed by subsection 9.1(a) above), or in any other Loan Document delivered pursuant hereto and such default remains unremedied for a period of thirty (30) days after Corporation's receipt of notice from Secured Party, or if such default is not capable of being remedied within thirty (30) days notwithstanding that the Corporation has diligently pursued remedy of such default, such longer period of time as may be agreed by the Secured Party, acting reasonably;

(e)

if, in the opinion of the Secured Party, acting reasonably, a Material Adverse Change has occurred in respect of the Corporation or any of its Affiliates, and such Material Adverse Change remains substantially unremedied for a period of thirty (30) days after Corporation's receipt of notice from Secured Party or if such default is not capable of being remedied within thirty (30) days notwithstanding that the Corporation has diligently pursued remedy of such default, such longer period of time as may be agreed by the Secured Party, acting reasonably;

(f)

if, without the prior written consent of the Secured Party, the Corporation purports to create (except to and in favour of the Secured Party) any mortgage, charge, lien or encumbrance upon the Collateral (or any part thereof) save and except with respect to the Permitted Encumbrances;

(g)	if any material representation or warranty of the Corporation in the Loan Documents proves to be untrue in any material respect;

(h)	if

(i) the Corporation ceases to carry on its business, or if proceedings are commenced for the suspension of the business of the Corporation, or

(ii) if any proceedings are commenced against the Corporation under the Companies Creditors Arrangements Act or under the BIA (including a proposal or notice of intention) or;

(iii)

if the Corporation commits an act of bankruptcy, or if the Corporation becomes insolvent or bankrupt or makes an authorized assignment pursuant to the BIA, or a bankruptcy petition is filed by the Corporation; or

(iv)	if proceedings are commenced to appoint a receiver, receiver/manager, or trustee in respect of the assets or business of the Corporation by a court or pursuant to any other agreement; or

(v)	if a petition is filed, an order is made or a resolution passed by the Corporation, or any other proceeding taken for the winding-up, dissolution or liquidation of the Corporation;

provided that, if such proceedings are commenced by any Person other than the Corporation or an Affiliate of the Corporation, such proceedings shall only constitute an Event of Default if such proceedings have not been discharged, vacated or stayed within thirty (30) days after commencement;

(i)

if proceedings are taken to enforce any encumbrance (other than a Permitted Encumbrance) on the assets of the Corporation or any of its Subsidiaries having a value in the aggregate, greater than $50,000.00, excepting proceedings as are being contested in good faith by the Corporation.

9.2	Remedies

     Upon the occurrence and continuation of a Default, the Secured Party shall not be required to advance any portion of the Loan which has not then been advanced.

     In addition to any rights the Secured Party may have under any other Loan Document, upon the occurrence and continuation of an Event of Default, the Secured Party may declare any or all of the Obligations to be immediately due and payable and may proceed to realize the security hereby constituted and to enforce its rights by any method not prohibited by law, including but not limited to the following:

(a)	entry into or taking possession of all or any part of the Collateral;

(b)

entry upon and leasing and selling the whole or any part or parts of the Collateral, provided however that any such sale shall be on such terms and conditions, as to credit or otherwise, and as to bid or price, that the Secured Party, in its discretion, may determine to be advantageous, and such sale may take place whether or not the Secured Party has taken possession of such property and assets;

(c)

appointing by instrument in writing a receiver or receivers of the Collateral or any part thereof (which receiver or receivers may be any person or persons, whether an officer or officers or employee or employees of the Secured Party or not, and the Secured Party may remove any receiver or receivers so appointed and appoint another or others in his or her stead);

(d)	taking proceedings in any court of competent jurisdiction for the appointment of a receiver or receivers or for the sale of the Collateral or any part thereof;

(e)

filing such proofs of claim and other documents as may be necessary or advisable in order to have its claim lodged in any bankruptcy, winding up or other judicial proceedings relative to the Corporation;

(f)	collecting any proceeds arising in respect of the Collateral;

(g)	collecting, realizing upon or selling or otherwise dealing with any accounts of the Corporation;

(h)	retaining any of the Collateral in satisfaction of all or part of the Obligations;

(i)	preparing for the disposition of the Collateral, whether on the premises of the Corporation or otherwise; or

(j)	any other action, suit, remedy or proceeding authorized or permitted hereby or by law or by equity.

9.3	Power of Sale

     The provisions of subsection 9.4(g) shall apply, mutatis mutandis, to a sale or lease of any of the Collateral by the Secured Party pursuant to subsection 9.2(b) .

9.4	Receiver or Receiver-Manager

     Any time after the security interests hereby created have become enforceable, the Secured Party may, from time to time, appoint in writing any qualified person (including an officer or employee of a Secured Party) to be a receiver or receiver-manager (the "Receiver") of the Collateral and may likewise remove any such person so appointed and appoint another qualified person in his stead. Any such Receiver appointed hereunder shall have the following powers:

(a)

to take possession of the Collateral or any part thereof, and to collect and get in the same and for that purpose to enter into and upon any lands, tenements, buildings, houses and premises wheresoever and whatsoever and to do any act and take any proceedings in the name of the Corporation, or otherwise, as the Receiver, acting reasonably, deems necessary;

(b)

to carry on or concur in carrying on the business of the Corporation (including, without limitation, the payment of the obligations of the Corporation and the cancellation or amendment of any contracts between the Corporation or any other Person) and the employment and discharge of such agents, managers, clerks, accountants, employees, contractors, workers and others upon such terms and with such salaries, wages or remuneration as the Receiver thinks proper;

(c)	to repair and keep in repair the Collateral or any part or parts thereof and to do all necessary acts and things for the protection of the Collateral;

(d)

to make any arrangement or compromise which he thinks expedient in the interest of the Secured Party or the Corporation and to assent to any modification or change in or omission from the provisions of this Debenture;

(e)

to exchange any part or parts of the Collateral for any other property suitable for the purposes of the Corporation upon such terms as may seem expedient and either with or without payment or exchange of money or equality of exchange or otherwise;

(f)

to raise on the security of the Collateral or any part or parts thereof, by mortgage, charge or otherwise any sum of money required for the repair, insurance or protection thereof, or any other purposes herein mentioned, or as may be required to pay off or discharge any lien, charge or encumbrance upon the Collateral or any part thereof, which would or might have priority over the security interests hereby created; and

(g)

whether or not the Receiver has taken possession, to sell or lease or concur in the sale or leasing of any of the Collateral or any part or parts thereof after giving the Corporation not less than 20 days' written notice of its intention to sell or lease and to carry any such sale or lease into effect by conveying, transferring, leasing or assigning in the name of or on behalf of the Corporation or otherwise; and any such sale or lease may be made either at public auction or privately as the Receiver determines and any such sale or lease may be made from time to time as to the whole or any part or parts of the Collateral; and the Receiver may make any stipulations as to title or conveyance or commencement of title or otherwise which the Receiver deems proper; and the Receiver may buy in or rescind or vary any contract for the sale or lease of any of the Collateral or any part or parts thereof, and may resell and release without being answerable for any loss occasioned thereby; and the Receiver may sell or lease any of the same as to cash or part cash and part credit or otherwise (including by deferred payment arrangement) as appears to be most advantageous and at such prices as can be reasonably obtained therefor and in the event of a sale or lease on credit neither it nor the Secured Party shall be accountable or charged with any monies until actually received.

9.5	Liability of Receiver

     The Receiver appointed and exercising powers under the provisions hereof shall not be liable for any loss unless the loss is caused by the Receiver's own gross negligence or wilful default, and the Receiver shall, when so appointed, be deemed to be the agent of the Corporation and the Corporation shall be solely responsible for the Receiver's acts and defaults and for the Receiver's remuneration.

9.6	Effect of Appointment of Receiver

     As soon as the Secured Party takes possession of any Collateral or appoints a Receiver, all powers, functions, rights and privileges of the directors and officers of the Corporation with respect to the Collateral so possessed shall cease, unless specifically continued by the written consent of the Secured Party or the Receiver.

9.7	Validity of Sale or Lease

     No purchaser at any sale and no lessee under any lease purporting to be made in pursuance of the power set forth in subsections 9.2(b) and 9.4(g) shall be bound to see or inquire whether any default has been made or continues or whether any notice required hereunder has been given or as to the necessity or expediency of the stipulations subject to which sale or lease have been made or otherwise as to the propriety of such sale or lease, or regularity of proceedings or be affected by notice that such default has been made or continues or notice given as aforesaid, or that the sale or lease is otherwise unnecessary, improper or irregular; and notwithstanding any impropriety or irregularity or notice thereof to such purchaser or lessee the sale or lease as regards such purchaser or lessee shall be deemed to be within the aforesaid power and be valid accordingly and the remedy, if any, of the Corporation in respect of any impropriety or irregularity whatsoever in any such sale or lease shall be in damages only.

9.8	Deficiency

     If the proceeds of a sale of the Collateral by the Secured Party under Section 9.2 or by a Receiver under Section 9.4 are insufficient to fully pay the Obligations, the Corporation shall at all times remain liable for the payment of such deficiency and shall forthwith pay to the Secured Party the deficiency.

9.9	Waiver

     The Secured Party may waive any breach by the Corporation of any of the provisions of this Debenture or any Event of Default, but no such waiver shall extend to or affect any subsequent breach or Event of Default under this Debenture.

9.10	Application of Payments and Proceeds

     Any and all payments made from time to time in respect of the indebtedness and liability secured by this Debenture and monies realized from any proceeds of sale of the Collateral may be applied to such part or parts of the indebtedness and liability secured by this Debenture as the Secured Party may see fit, and the Secured Party shall at all times and from time to time have the right to change any appropriation as the Secured Party may see fit.

9.11	Expenses

     The Corporation agrees to pay all reasonable expenses, including solicitor's fees as between a solicitor and his own client and disbursements and the remuneration of any Receiver appointed hereunder, incurred by the Secured Party in the preparation, perfection and enforcement of this Debenture or the Obligations, or in the holding, repairing, processing or preparing for disposition and disposing of, the Collateral, with interest at the Interest Rate, and the payment of such expenses shall be secured hereby.

9.12	Payment of Encumbrances

     The Secured Party may pay and satisfy the whole or any part of any liens, taxes, rates, charges or Encumbrances, other than Permitted Encumbrances, which are in default, now or hereafter existing in respect of any of the Collateral and such payments together with all costs, charges and expenses which may be incurred in connection with making such payments shall form part of the indebtedness and liability secured by this Debenture and shall be secured by the mortgages, charges and security interest granted herein and in the Security. In the event of the Secured Party satisfying any such lien, charge or Encumbrance, it shall be entitled to all the equities and securities of the Person or Persons so paid and is hereby authorized to obtain any discharge or assignment thereof and to hold any such discharge without registration for so long as it may deem it advisable to do so.

ARTICLE 10- INDEMNITIES

10.1	Environmental Indemnity

     Except in respect of liabilities incurred as a result of the activities of the Secured Party pursuant to the Earn-In Agreement, the Corporation hereby indemnifies the Secured Party and its officers, directors, employees, agents and partners (collectively, the "Indemnified Parties" and individually, an "Indemnified Party") and agrees to hold each of them harmless from and against any and all losses, liabilities, damages, costs, expenses and claims of any and every kind whatsoever (including, without limitation: (i) the cost of defending and/or counterclaiming or claiming over against any third party in respect of any action or matter; and (ii) the costs, liability or damage arising out of a settlement of any action entered into by an Indemnified Party (with the consent of the Corporation, such consent not to be unreasonably withheld), which at any time or from time to time may be paid, incurred or asserted against, the Indemnified Parties or any of them for, with respect to, or as a direct or indirect result of, the presence now or hereafter on or under any Real Property or Leased Premises (the "Property") of the Corporation or any Affiliate, of the escape, seepage, leakage, spillage, discharge, emission or release now or hereafter from any Property of the Corporation or any Affiliate or otherwise into or upon any land, the atmosphere, or any watercourse, body of water or wetland of any hazardous substance, or any liability of the Corporation or any Subsidiary as a result of non-compliance with any legal requirement relating to public health or safety or the environment. The provisions of, and undertakings and indemnifications set out in this Section 10.1 shall survive payment or performance (as the case may be) of all other Obligations owing by the Corporation pursuant to this Debenture.

10.2	General Indemnification

     The Corporation agrees to indemnify the Indemnified Parties and each of them and agrees to hold each of them harmless from and against any and all losses, liabilities, damages, costs, expenses and claims of any and every kind whatsoever (except to the extent such losses, liabilities, damages, costs, expenses and claims arise by reason of the gross negligence or willful misconduct of an Indemnified Party) which may be imposed on, incurred by, or asserted against the Indemnified Parties or any of them arising by reason of:

(a)	any breach by the Corporation or any Subsidiary of, or any inaccuracy of, any representation or warranty of the Corporation or any Subsidiary, contained in this Debenture or any Loan Document;

(b)	any breach or non-performance by the Corporation or any Subsidiary of any covenant to be performed by it that is contained in this Debenture or any Loan Document;

(c)

any losses or damages resulting from or arising directly or indirectly from the assertion of any claim against the Indemnified Party for matters arising from or relating to any employees, agents or independent contractors employed or engaged by the Corporation or any Subsidiary; or

(d)

any demand, award, judgment, action or proceeding by whomsoever made, brought or prosecuted in respect of loss of, damage to or destruction of property (including loss or damage sustained by the Corporation or any Affiliate or representative) or personal injury including death and any and all expenses and costs (including legal fees, charges and disbursements on an as between a solicitor and his own client basis) arising out of or in any way connected with the Corporation's performance of its obligations and covenants hereunder; and

for the purposes of this section, "Corporation" or "Affiliate" shall be deemed to include any director, officer, employee, agent or representative of such entity.

ARTICLE 11- MISCELLANEOUS

11.1	Evidence of Debt

     The indebtedness of the Corporation in respect of or in connection with the Loan shall, be prima facie evidenced by the books and records of the Secured Party.

11.2	Additional Expenses

     If the Corporation fails to observe or perform any covenant or agreement to be observed or performed by it hereunder, the Secured Party may, but shall not be obliged to, perform or cause to be performed the same for which purpose the Corporation hereby appoints the Secured Party to be the lawful attorney of the Corporation, and all reasonable expenses incurred and payments made by the Secured Party in so doing shall be paid by the Corporation to the Secured Party forthwith upon demand by the Secured Party and any such unpaid amount shall bear interest both before and after judgment, at the Interest Rate, calculated and compounded monthly in arrears.

11.3	Invalidity of any Provisions

     If one or more of the provisions of this Debenture or any of the other Loan Documents shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby and no such invalidity shall affect the obligation of the Corporation to repay the Loan.

11.4	Amendments, Waivers

     This Debenture may be amended in writing with the consent and agreement of the Corporation and the Secured Party. No failure to exercise and no delay in exercising any right, power or privilege under this Debenture or any of the other Loan Documents shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege under this Debenture preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Any such amendment or waiver shall be binding upon the Corporation and the Secured Party, and shall be for such period and subject to such conditions as shall be specified in the instrument containing such amendment or waiver. In the case of any such waiver of an Event of Default, the Corporation and the Secured Party shall be restored to their former positions and rights under this Debenture and any Event of Default so waived shall be deemed to be cured and not continuing, provided that no such waiver or amendment shall extend to any subsequent or other Event of Default or impair any right consequent thereon. The remedies herein provided are cumulative and not exclusive of any other rights or remedies available at or provided by law.

11.5	Notices

     A notice or any other communication to be given in connection with this Debenture shall, except as otherwise permitted hereunder, be in writing personally delivered, by prepaid courier or by prepaid registered mail:

(a)	if to the Secured Party, to it at:

SUPARNA GOLD CORP.
302, 1620 West 8th Avenue
Vancouver, BC V6J 1V4
	Attention:	Michelle Gahagan, President
	Telephone:	(604) 639-4459

with a copy to:	Tingle Merrett LLP
Suite 1250, 639 – 5th Avenue SW
Calgary, AB T2P 0M9
	Attention:	Jeff Helper
	Telephone:	(403) 571-8011

(b)	if to the Corporation, to it at:

AMERICAN BONANZA GOLD CORP.
Suite 1238, 200 Granville Street
Vancouver, BC V6C 1S4
	Attention:	Brian Kirwin, President and CEO
	Telephone:	(604) 688-7509

with a copy to:	McMillan LLP
Suite 1500, 1055 W. Georgia Street
PO Box 11117
Vancouver, BC V6E 4N7
	Attention:	Cory Kent
	Telephone:	(604) 691-7446

or to such other address as a party hereto may from time to time designate to the other party hereto in such manner. All such notices and communications shall, when required or permitted to be delivered hereunder by personal delivery or prepaid courier, be effective when so delivered, and when delivered by prepaid registered mail shall be effective five (5) days after mailing.

11.6	Costs, Expenses and Taxes

     The Corporation shall pay to the Secured Party on demand all reasonable out of pocket costs and out of pocket expenses (including, without limitation, all reasonable legal fees and disbursements) incurred by the Secured Party in connection with this Debenture and the other Loan Documents, including:

(a)

the negotiation, preparation, execution, delivery and interpretation, prior and subsequent to the Closing Date, of this Debenture or the other Loan Documents or any agreement or instrument contemplated hereby or thereby, which shall not exceed $20,000 (exclusive of applicable taxes);

(b)	advice of legal counsel, after the Closing Date, with respect to the administration of or other matters relating to Loan, the Loan Documents or any transaction contemplated thereunder;

(c)

the enforcement of this Debenture or any of the Loan Documents or the enforcement or preservation of rights thereunder and the refinancing, re-negotiation or restructuring of the Loan or the bringing of any action, suit or proceeding with respect to the enforcement of any of the Loan Documents or any such right or seeking any remedy which may be available to the Secured Party at law or in equity; and

(d)	any amendments, waivers or consents requested by the Corporation pursuant to the provisions hereof or any other Loan Document.

11.7	No Secured Party Liability

     The Corporation acknowledges that the Secured Party has requested and reviewed and may in the future request and review the information pertaining to the establishment of the Loan. The Corporation hereby agrees that, in the course of undertaking such due diligence investigation, the Secured Party has not influenced and shall not influence or exercise control over the Corporation's decisions regarding the Loan, and that any and all determinations which the Secured Party has made or may make, or opinions which it or any of its respective employees may express in the course of such investigations have been, and shall be made or expressed as the case may be, solely for its own purpose acting in good faith. The Corporation further expressly agrees that the Secured Party may disclose to any potential assignee or participant of all or a part of the Loan any and all business and affairs without incurring any liability to the Corporation for so doing; provided that such potential assignee agrees to treat such information as confidential in accordance with procedures and standards of confidentiality no less rigorous than those maintained by the Secured Party.

11.8	Governing Law

     This Debenture shall be governed by, and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

11.9	Consent to Jurisdiction

     The Corporation and the Secured Party hereby irrevocably submit to the exclusive jurisdiction of the Courts of the Province of British Columbia in respect of any action, suit or proceeding arising out of or relating to the Loan Documents and the Loan and hereby irrevocably agrees that all claims in respect of any such action, suit or proceeding may be heard and determined in any such British Columbia Court.

11.10	Binding Effect

     This Debenture shall be binding upon the Corporation and its successors and permitted assigns and shall enure to the benefit of the Secured Party and its successors and assigns.

11.11	Assignment and Participation

     The Corporation shall not assign its rights and obligations hereunder or any interest herein without the prior written consent of the Secured Party. The Secured Party shall be entitled to sell and assign all or a portion of its interest in the Loan and the Loan Documents to an Eligible Transferee upon notice to the Corporation, or upon the occurrence of an Event of Default, to any third party or an Eligible Transferee. The Corporation shall execute any and all documents reasonably required by the Secured Party in connection with any such assignment or participation, provided that such documents do not prejudice the rights of the Corporation under this Debenture or result in any increase in interest, costs or fees payable by the Corporation.

11.12	Discharge of Security

     Until the security hereby constituted shall have become enforceable, the Corporation shall have quiet possession of the Collateral. Upon payment and fulfillment by the Corporation, its successors or permitted assigns, of all Obligations of the Corporation to the Secured Party secured hereby and provided that the Secured Party is then under no obligation (conditional or otherwise) to make any further loan or extend any other type of credit to the Corporation, the Secured Party shall, upon request in writing by the Corporation, deliver to the Corporation, in a timely manner and discharge, all of the Security, including without limitation, this Debenture.

11.13	Headings

     The headings in this Debenture are included for convenience of reference only, and shall not constitute a part of this Debenture for any other purpose.

11.14	Withholding Tax

     The Corporation hereby agrees that any payments made by it to the Secured Party pursuant to the Loan Documents shall be free and clear of any tax imposed under the ITA. If any such tax is imposed on the Secured Party, or the Corporation is obligated to withhold any such tax from any payments to the Secured Party, the Corporation shall increase the amount paid to the Secured Party such that the amount the Secured Party receives after the imposition of such tax shall be the same as the amount it would have received if such tax or withholding were not imposed

11.15	Amalgamation

     The Corporation hereby acknowledges and agrees that, in the event it amalgamates or otherwise merges with any other corporation or corporations, it is the intention of the parties hereto that the security interests granted hereby shall secure the Obligations of each of the amalgamating or merging corporations and the amalgamated or merged corporation to the Secured Party at the time of amalgamation or merger and any Obligations of the amalgamated or merged corporation to the Secured Party arising after the amalgamation or merger.

11.16	Counterparts

     This Debenture may be executed in one or more counterparts and may be delivered by way of facsimile or other electronic transmission, each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

     IN WITNESS WHEREOF the parties have executed and delivered this Debenture as of the ____ day of July, 2013.

AMERICAN BONANZA GOLD CORP.

Per:	/s/ Brian Kirwin
Name:	Brian Kirwin
Title:	President & CEO

SUPARNA GOLD CORP.

Per:	/s/ Michelle Gahagan
Name:	Michelle Gahagan
Title:	President

Schedule "A"

LIST OF SECURITY DOCUMENTS

1.	Debenture.

2.	Guarantee of Bonanza Explorations Inc. of all obligations of the Corporation under the Debenture.

3.	General Security Agreement granted by Bonanza Explorations Inc.

4.	Share Pledge Agreement pursuant to which the Corporation shall pledge all of the securities it owns in Bonanza Explorations Inc. in favour of the Secured Party.

5.	Subordination Agreement among the Corporation, Bonanza Explorations Inc., the Secured Party and the Senior Lenders.

Schedule "B"

ISSUED AND OUTSTANDING SHARES

A.	Issued and Outstanding Share Capital of the Corporation

234,396,111 Common Shares

B.	Issued and Outstanding Share Capital of the Subsidiaries

500 shares of common stock of Bonanza Explorations Inc., all owned by American Bonanza Gold Corp.

C.	Outstanding loans of the Corporation or any subsidiary to related parties

None.

D.	Options, Rights to Purchase, Redeem, etc.

Stock Options to acquire 6,380,852 Common Shares
Warrants to acquire 34,601,500 Common Shares

Schedule "C"

REAL PROPERTY AND LEASED PREMISES

Legal Description	Municipal Address
Copperstone Mine	Mile Post 121.5 Arizona Route 95 11 Miles North, Turn Left, Go 5 Miles West Quartzsite, AZ 85346
Reno Exploration Office Retail Office/Warehouse Lease Date of Execution: November 1, 2011 Lease Date of Expiry: November 1, 2014 Renewal Option: No renewal terms in Lease	290 Gentry Way Suite #5 and #6 Reno, NV 89502
Vancouver Corporate Office
Lease is held by Nevada Copper Corp. and through a
Management Services Agreement with American
Bonanza Gold Corp. dated January 1, 2010 for a period
of 6 months and automatically extended for additional 6
month periods.
Lease Date of Execution: March 20, 2013
Effective Date: December 1, 2013
Lease Date of Expiry: December 1, 2018
Renewal Option: No renewal terms in Lease	Suite 1238, 200 Granville Street Vancouver, BC V6C 1S4

Schedule "D"

SENIOR LENDER CREDIT FACILITIES AND ENCUMBRANCES

1.

Amended and Restated Secured Promissory Note and Guaranty dated April 1, 2013 granted by American Bonanza Gold Corp. and Bonanza Explorations Inc. to Galloway Financial Services Inc. in the principal amount of US$1,750,200.

2.	General Security Agreement dated June 11, 2012 between Galloway Financial Services Inc. and American Bonanza Gold Corp.

3.	General Security Agreement dated June 11, 2012 between Galloway Financial Services Inc. and Bonanza Explorations Inc.

4.	Registration Statement #780534G filed on June 6, 2012 at the British Columbia Personal Property Registry in favour of Galloway Financial Services Inc.

5.	Nevada Secretary of State UCC Registration 2012016400-3 filed on June 14, 2012 in favour of Galloway Financial Services Inc.

6.

Amended and Restated Secured Promissory Note and Guaranty dated April 1, 2013 granted by American Bonanza Gold Corp. and Bonanza Explorations Inc. to Goldreign Capital Inc. in the principal amount of US$1,250,200.

7.	General Security Agreement dated June 11, 2012 between Goldreign Capital Inc. and American Bonanza Gold Corp.

8.	General Security Agreement dated June 11, 2012 between Goldreign Capital Inc. and Bonanza Explorations Inc.

9.	Registration Statement #780535G filed on June 6, 2012 at the British Columbia Personal Property Registry in favour of Goldreign Capital Inc.

10.	Nevada Secretary of State UCC Registration 2012016401-5 filed on June 14, 2012 in favour of Goldreign Capital Inc.

11.

Amended and Restated Secured Promissory Note and Guaranty dated April 1, 2013 granted by American Bonanza Gold Corp. and Bonanza Explorations Inc. to NEMI Northern Energy & Mining Inc. in the principal amount of US$2,100,000.

12.	General Security Agreement dated September 14, 2012 between NEMI Northern Energy & Mining Inc. and American Bonanza Gold Corp.

13.	General Security Agreement dated September 14, 2012 between NEMI Northern Energy & Mining Inc. and Bonanza Explorations Inc.

14.	Registration Statement # _________________ filed on September ___, 2012 at the British Columbia Personal Property Registry in favour of NEMI Northern Energy & Mining Inc.

15.	Nevada Secretary of State UCC Registration 2012025045-0 filed on September 20, 2012 in favour of NEMI Northern Energy & Mining Inc.

16.

Amended and Restated Secured Promissory Note and Guaranty dated April 1, 2013 granted by American Bonanza Gold Corp. and Bonanza Explorations Inc. to Brian Tingle in the principal amount of US$1,250,200.

17.	General Security Agreement dated April 1, 2013 between Brian Tingle and American Bonanza Gold Corp.

18.	General Security Agreement dated April 1, 2013 between Brian Tingle and Bonanza Explorations Inc.

19.	Registration Statement #278653H filed on April 8, 2013 at the British Columbia Personal Property Registry in favour of Brian Tingle

20.	Nevada Secretary of State UCC Registration 2013008943-5 filed on April 9, 2013 in favour of Brian Tingle

21.

Amended and Restated Secured Promissory Note and Guaranty dated April 1, 2013 granted by American Bonanza Gold Corp. and Bonanza Explorations Inc. to Wynne Olnick in the principal amount of US$1,250,200.

22.	General Security Agreement dated April 1, 2013 between Wynne Olnick and American Bonanza Gold Corp.

23.	General Security Agreement dated April 1, 2013 between Wynne Olnick and Bonanza Explorations Inc.

24.	Registration Statement #278670H filed April 8, 2013 at the British Columbia Personal Property Registry in favour of Wynne Olnick

25.	Nevada Secretary of State UCC Registration 2013008942-3 filed on April 9, 2013 in favour of Wynne Olnick

26.	Secured Promissory Note and Guaranty dated April 1, 2013 granted by American Bonanza Gold Corp. and Bonanza Explorations Inc. to Stephanie Berezan in the principal amount of US$1,000,200.

27.	General Security Agreement dated April 1, 2013 between Stephanie Berezan and American Bonanza Gold Corp.

28.	General Security Agreement dated April 1, 2013 between Stephanie Berezan and Bonanza Explorations Inc.

29.	Registration Statement #278673H filed on April 8, 2013 at the British Columbia Personal Property Registry in favour of Stephanie Berezan

30.	Nevada Secretary of State UCC Registration 2013008941-1 filed on April 9, 2013 in favour of Stephanie Berezan

31.

Amended and Restated Share Pledge Agreement dated April 1, 2013 among Galloway Financial Services Inc., Goldreign Capital Inc., NEMI Northern Energy & Mining Inc., Brian Tingle, Wynne Olnick, Stephanie Berezan, American Bonanza Gold Corp. and Bonanza Explorations Inc.

Schedule "E"

NOTICE OF CONVERSION

TO:	AMERICAN BONANZA GOLD CORP.

     The UNDERSIGNED HOLDER of this Debenture hereby irrevocably elects to convert $ of the principal owing under the Debenture dated June _____ , 2013 issued by AMERICAN BONANZA GOLD CORP. (the "Corporation") to the undersigned (the "Debenture"), into ____________ units (the "Units") of the Corporation at the conversion price of $_____________ per Unit in accordance with the terms of the Debenture, and directs that certificates for the Common Shares and Warrants comprising the Units deliverable and issuable upon conversion be issued and delivered to the Holder at the address specified below.

     Capitalized terms used herein but not otherwise defined have the meanings ascribed thereto in the Debenture to which this Notice of Conversion relates.

DATED effective ______________, 201_.

(Signature of Registered Holder)

Name:

(Address)
(City and Province)

     *Print name above in which the Common Shares and Warrants issued on conversion are to be issued, delivered and registered, if not the Holder.